UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-3

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             ARCH CAPITAL GROUP LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   767711 10 4
                                 (CUSIP Number)

                           Gregory F. Van Gundy, Esq.
                        Marsh & McLennan Companies, Inc.
                           1166 Avenue of the Americas
                             New York, NY 10036-2774
                              Phone (212) 345-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 28, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [GRAPHIC OMITTED].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------- --------------------------------------------------
             1               NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                         Marsh & McLennan Companies, Inc.
                                         IRS Identification Number: 36-2668272
---------------------------- --------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)   [ ]
                                                   (b)   [ ]
---------------------------- --------------------------------------------------
             3               SEC USE ONLY
---------------------------- --------------------------------------------------
             4               SOURCE OF FUNDS*
                                         N/A
---------------------------- --------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
---------------------------- --------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                         Delaware
---------------------------- --------------------------------------------------
         NUMBER OF               7       SOLE VOTING POWER
          SHARES                         None

                             ----------- --------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY                        None

                             ----------- --------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER
         REPORTING                       None
                             ----------- --------------------------------------
        PERSON WITH              10      SHARED DISPOSITIVE POWER
                                         None
---------------------------- --------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                                         None
---------------------------- --------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES*   [ ]
---------------------------- --------------------------------------------------

---------------------------- --------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         0%
---------------------------- --------------------------------------------------
            14               TYPE OF REPORTING PERSON*
                                         HC
---------------------------- --------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------- --------------------------------------------------
             1               NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 Marsh & McLennan Risk Capital Holdings, Ltd.
                                 IRS Identification Number: 13-3689981
---------------------------- --------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a)   [ ]
                                 (b)   [ ]
---------------------------- --------------------------------------------------
             3               SEC USE ONLY
---------------------------- --------------------------------------------------
             4               SOURCE OF FUNDS*
                                 N/A
---------------------------- --------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
---------------------------- --------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
---------------------------- --------------------------------------------------
         NUMBER OF               7       SOLE VOTING POWER
          SHARES                         1,194,705 See Item 5
                             ----------- --------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY                        None
                             ----------- --------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER
         REPORTING                       1,194,705 See Item 5
                             ----------- --------------------------------------
        PERSON WITH              10      SHARED DISPOSITIVE POWER
                                         None
---------------------------- --------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                                         1,194,705 See Item 5
---------------------------- --------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES*             [X]
                                         See Item 5
---------------------------- --------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         5.0%
---------------------------- --------------------------------------------------
            14               TYPE OF REPORTING PERSON*
                                         CO
---------------------------- --------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this Schedule 13D/A-3 relates is the Common Stock, par value $.01 per share (the "Shares"), of Arch Capital Group, Ltd. (f/k/a Risk Capital Holdings, Inc.), a Bermuda corporation ("Arch"). The principal executive offices of Arch are located at 20 Horseneck Lane, Greenwich, Connecticut 06830. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D filed on September 29, 1995, as previously amended and supplemented. Except as amended by this Amendment A-3, the information set forth in the Schedule 13D remains unchanged.


ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended to add the following:

     On May 16, 2002, Morton O. Schapiro was elected to serve as a director of
MMC.   Schedule I attached hereto and incorporated herein by reference sets forth, with respect to Mr. Schapiro, the following information: (a)~business address; and (b) present principal occupation or employment and the name, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Mr. Schapiro is a United States citizen.

     To the knowledge of MMC and MMRCH, Mr. Schapiro (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), during the last five years and (b) has not been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 4.  PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended to add the following:

     Between August 15 and September 10, 2002, MMRCH sold 341,300 Shares at an average net per Share price of $27.95 (or approximately $9.5 million in the aggregate).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 is hereby amended to add the following:

(a) As of September 10, 2002, MMC and MMRCH beneficially own Shares as follows:

                                          Number of                      % of
                                          Shares of                    Class of
                 Name                       Common                      Common

                 MMC                         None                        0.0%
                 MMRCH                    1,194,705                      5.0%

    The aggregate number of Shares beneficially owned by MMRCH to which this
Schedule 13D/A relates is 1,194,705, representing in the aggregate 5.0% of the 23,795,740 Shares outstanding and 2.0% of the Shares outstanding assuming conversion of the 35,563,488 shares of Series A Convertible Preference Shares of Arch, in each case as reported in Arch's Form 10-Q filed on August 14, 2002. MMRCH has the sole power to vote and the sole power to dispose of the outstanding Shares owned by it.

    On September 12, 2002, Trident II, L.P. ("Trident II"), Marsh & McLennan Employees' Securities Company, L.P. ("Trident ESC"), Marsh & McLennan Capital Professionals Fund, L.P. ("Trident PF"), Trident Capital II, L.P. ("Trident General Partner") and Marsh & McLennan GP I, Inc. ("MMGPI") filed a Schedule
13D with respect to Shares beneficially owned by them. The Schedule 13D referenced in the immediately preceding sentence states, in pertinent part, that
(i)~the Trident General Partner makes all investment decisions relating to investments held by Trident II, (ii) MMGPI serves as one of the four general partners of the Trident General Partner and, in that capacity, disclaims beneficial ownership of the Shares beneficially owned by Trident II and the Trident General Partner, (iii) certain limited liability companies (the "LLC Entities") managed by two executive officers of, and an independent consultant to, MMC or MMC Capital, Inc. also serve as general partners of the Trident General Partner and, in that capacity, disclaim beneficial ownership of the Shares beneficially owned by Trident II and the Trident General Partner and
(iv)~MMGPI serves as the general partner of Trident ESC and Trident PF and, in that capacity, makes all investment decisions relating to investments held by Trident ESC and Trident PF. MMGPI is a wholly owned, direct subsidiary of MMRCH and a wholly owned, indirect subsidiary of MMC. MMRCH also is a limited partner in Trident II, and MMC Capital, Inc., a wholly owned, direct subsidiary of MMRCH, serves as an investment advisor to Trident II. As previously disclosed in Schedule 13D/A filed by MMRCH and MMC on April 12, 2002, MMRCH and MMC disclaim beneficial ownership of Shares owned by Trident II, Trident ESC, Trident PF, the Trident General Partner, the LLC Entities and MMGPI, and expressly disclaim that they are members of a "group" with such entities.

(c) Schedule II attached hereto, which is incorporated by reference herein, sets forth information with respect to the sales of Common Shares by MMRCH during the past 60 days, including the following information: (i) the date of the transaction; (ii) the amount of the securities involved; and (iii) the price per share. All such transactions were effected in brokerage transactions through NASDAQ.

(e) MMRCH ceased to be the beneficial owner of more than five percent of the Shares on August 30, 2002.

                                         SIGNATURE



          After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 12, 2002            MARSH & MCLENNAN COMPANIES, INC.


                                      By:  /s/ Gregory F. Van Gundy
                                      ____________________________________
                                      Name:  Gregory F. Van Gundy
                                      Title:    Secretary

          For this and any future filings, reference is made to an Agreement dated September 28, 1995, which was filed as an Exhibit No. 2 to the Schedule 13D, with respect to one filing of Schedule 13D of said entities, pursuant to Rule 13d-1(f)(1).

                                   Schedule I




Name and Business Address                    Principal Occupation or Employment

Morton O. Schapiro                           President of Williams College
Williams College
880 Main Street
Hopkins Hall - 3rd Floor
Williamstown, MA 01267

                                   Schedule II


Sales of Common Shares by MMRCH

Trade      Settlement                                 Gross                                     Net
Date       Date          Shares       Price        Proceeds  Commissions  Other Fee        Proceeds
-------------------------------------------------------------------------------------------------------------------------------

8/15/2002  8/20/2002        200     28.0000        5,600.00        12.00       0.17        5,587.83

8/20/2002  8/23/2002     99,800     28.0000    2,794,400.00     5,988.00      84.12    2,788,327.88

8/22/2002  8/27/2002      6,300     28.0000      176,400.00       378.00       5.31      176,016.69

8/23/2002  8/28/2002    112,900     28.0170    3,163,119.30     6,774.00      95.21    3,156,250.09

8/26/2002  8/29/2002      1,600     28.1000       44,960.00        96.00       1.36       44,862.64

8/27/2002  8/30/2002      1,300     28.1000       36,530.00        78.00       1.10       36,450.90

8/28/2002  9/03/2002     77,900     28.0000    2,181,200.00     4,674.00      65.66    2,176,460.34

8/29/2002  9/04/2002     29,300     28.0240      821,103.20     1,758.00      24.72      819,320.48

8/30/2002  9/05/2002      5,100     28.1000      143,310.00       306.00       4.32      142,999.68

9/03/2002  9/06/2002      2,100     28.1000       59,010.00       126.00       1.78       58,882.22

9/04/2002  9/09/2002        200     28.1000        5,620.00        12.00       0.17        5,607.83

9/10/2002  9/13/2002      4,600     28.1000      129,260.00       276.00       3.90      128,980.10


Totals                  341,300     28.0120    9,560,512.50    20,478.00     287.82    9,539,746.68
